

Jardines

**Jardine Matheson Limited**
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

**Group Secretariat**



30th April 2003


SEC MAIL PROCESSING
RECEIVED
MAY 1 2 2003
WASH. D.C.
155
SECTION

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.


03050870

Dear Sirs



Hongkong Land Holdings Limited
2002 Final Dividend

We enclose for your information a notification dated 30th April 2003 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED



Neil M McNamara
Group Corporate Secretary

encl.



RNS | The company news service from the London Stock Exchange



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| | |
|---|---|
| **Company** | Hongkong Land Hldgs Ld |
| **TIDM** | HKLD |
| **Headline** | Dividend |
| **Released** | 10:32 30 Apr 2003 |
| **Number** | 5530K |

ONGKONG LAND HOLDINGS LIMITED
curities and Exchange Commission File No.82-2964

**HONGKONG LAND HOLDINGS LIMITED**

**2002 FINAL DIVIDEND**

We wish to advise the following Pound Sterling equivalent of the 2002 final dividend of the above Company. The dividend will be paid on 14th May 2003, subject to approval at the Annual General Meeting.

| | |
|---|---|
| 2002 final dividend per share: | US cents 4.00 |
| GBP equivalent: | 2.5087 pence |

I should be grateful if you could arrange to distribute the above information as appropriate.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Hongkong Land Holdings Limited

30th April 2003

www.hkland.com

END



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